Filed by Leidos Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Leidos Holdings, Inc.

(Commission File No. 001-33072)

JIM REAGAN TALKING POINTS FOR EMPLOYEES

•	Hello. I’m Jim Reagan, Chief Financial Officer for Leidos. This is an exciting time for our company. We have had a historical year, winning several key programs that were critical to meeting our business objectives while opening doors for new strategic opportunities down the road.

•	We also just announced the signing of a new deal to combine Leidos and Lockheed Martin’s Information Systems & Global Solutions business, which I know has created quite a buzz throughout the company.

•	I wanted to take a moment to share some context about why this is a positive step for this organization as well as clarify a few misconceptions and rumors.

•	First, this is a transformational opportunity to grow the depth and scope of our existing capabilities and expand into new markets that were once considered off limits for us.

•	This new organization brings with it a new set of capabilities and venues to compete for business on an entirely new level which means greater opportunities for Leidos employees.

•	Those are just a few of the many positives that we will experience as a result of this deal. However, I realize it’s our human nature to initially react with a great deal caution for possible risks associated with a change of this magnitude. The best cure for this fear of course, is information.

•	The reason for me to reach out to you is to directly address some of the inaccurate rumors that may be floating around your office space as well as clarify some misconceptions about what this really means for you and your financial stability with the organization.

•	Lockheed Martin is not acquiring Leidos. Leidos is acquiring a specific, complementary piece of Lockheed Martin’s business in exchange for 77M shares of Leidos. Lockheed Martin will continue to operate as a separate company following the close of this transaction.

•	Part of this confusion is related to shareholder percentages and company ownership. The terms of the reverse morris trust transaction state that Lockheed shareholders must own 50.5% of the company and Leidos must own 49.5% in order to make the transaction tax-free to both organizations. Lockheed Martin will not own 50.5% of the company—but the shares issued in exchange for IS&GS will be distributed to Lockheed Martin shareholders.

•	There are also a lot of questions related to Leidos stock and the confusion over the term “diluted stock.” Essentially what this means is shares that represent your ownership in the company today will be adjusted to reflect the increased value of the company. Anyone who owns stock in Leidos today, owns stock in a $5B company, after the transaction closes, a shareholder will own stock in a company with revenues of about $10 billion, so the percentage must be adjusted to reflect that change in value. Your value isn’t changing, the pie is just bigger.

•	As a publicly traded company, we must always balance making decisions in the best interest of the business and our customers, as well as the interests of our shareholders both inside and outside the company.

•	Throughout this transition our most important asset is you, the hard-working employees delivering quality service to our customers each day, generating revenue that allows our company leaders the agility to make these important strategic decisions for our future.

•	A dedicated integration team has been established within Leidos to oversee every aspect of the transaction until its anticipated closing later this year.

•	This team is comprised of representatives from each functional area as well as direct lines of business so each segment has a voice and is being thoroughly analyzed throughout the process. In addition to facilitating the deal for all of us, these individuals are tasked with keeping everyone up-to-date with as much information as possible throughout the journey. This information will be available on the Prism Hub and is available to all employees.

•	In the meantime, we need all of you to continue focusing on our current business and delivering quality service to our customer.

•	Thank you very much.

Cautionary Statement Regarding Forward Looking Statements

The forward looking statements contained in this document involve risks and uncertainties that may affect Leidos Holdings, Inc.’s (“Leidos”) operations, markets, products, services, prices and other factors as discussed in filings with the Securities and Exchange Commission (the “SEC”). These risks and uncertainties include, but are not limited to, economic, competitive, legal, governmental and technological factors. Accordingly, there is no assurance that the expectations of Leidos will be realized. This document also contains statements about the proposed business combination transaction between Leidos and Lockheed Martin Corporation (“Lockheed Martin”), in which Lockheed Martin will separate a substantial portion of its government information technology infrastructure services business and its technical services business, which have been realigned in the Information Systems & Global Solutions (IS&GS) business segment, and combine this business with Leidos in a Reverse Morris Trust transaction (the “Transaction”). Many factors could cause actual results to differ materially from these forward-looking statements with respect to the Transaction, including risks relating to the completion of the transaction on anticipated terms and timing, including obtaining stockholder and regulatory approvals, anticipated tax treatment, the dependency of any split-off transaction on market conditions and the value to be received in any split-off transaction, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the new combined company’s operations, Leidos’ ability to integrate the businesses successfully and to achieve anticipated synergies, and the risk that disruptions from the Transaction will harm Leidos’ business. While the list of factors presented here is considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Leidos’ consolidated financial condition, results of operations or liquidity. For a discussion identifying additional important factors that could cause actual results to vary materially from those anticipated in the forward-looking statements, see Leidos’ filings with the SEC, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” in Leidos’ annual report on Form 10-K for the year ended January 30, 2015, and in its quarterly reports on Form 10-Q which are available at http://www.Leidos.com and at the SEC’s web site at http://www.sec.gov. Leidos assumes no obligation to provide revisions or updates to any forward-looking statements should circumstances change, except as otherwise required by securities and other applicable laws.

Additional Information and Where to Find It

In connection with the proposed transaction, Abacus Innovations Corporation, a wholly-owned subsidiary of Lockheed Martin created for the Transaction (“Spinco”), will file with the SEC a registration statement on Form S-4/S-1 containing a prospectus and Leidos will file with the SEC a proxy statement on Schedule 14A and a registration statement on Form S-4 containing a prospectus. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENTS/PROSPECTUSES AND PROXY STATEMENT WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PARTIES AND THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the prospectuses and proxy statement (when available) and other documents filed with the SEC by Lockheed Martin, Spinco and Leidos at the SEC’s web site at http://www.sec.gov. Free copies of these documents, once available, and each of the companies’ other filings with the SEC, may also be obtained from Leidos’ web site at http://www.Leidos.com.

This communication is not a solicitation of a proxy from any investor or security holder. However, Leidos, Lockheed Martin, and certain of their respective directors, executive officers and other members of management and employees, may be deemed to be participants in the solicitation of proxies from stockholders of Leidos in respect of the proposed transaction under the rules of the SEC. Information regarding Leidos’ directors and executive officers is available in Leidos’ 2014 Annual Report on Form 10-K filed with the SEC on March 25, 2015, and in its definitive proxy statement for its annual meeting of stockholders filed on April 17, 2015. Information regarding Lockheed Martin’s directors and executive officers is available in Lockheed Martin’s 2014 Annual Report on Form 10-K filed with the SEC on February 9, 2015, and in its definitive proxy statement for its annual meeting of stockholders filed on March 13, 2015. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statements, prospectuses and proxy statement and other relevant materials to be filed with the SEC when they become available.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.